Item 77I Terms of new or amended securities

Each of the Munder International Fund Core Equity,
 Munder International Small-Mid Cap Fund and the Munder
Small-Mid Cap 130/30 Fund began offering Class I shares during the six-month period ended December 31, 2007.

Class I shares are not subject to any initial sales charges or contingent deferred sales charges, or any initial or subsequent purchase minimums or maximums.
 Class I shares are not subject to any exchange fees, however, a short-term trading fee of 2% may be assessed on redemptions made within 30 days of purchase. The short-term trading fee will not be assessed on accounts that are redeemed within the 30-day period because the
 Munder Funds are unable to verify an account holder's identity within a reasonable time after the account is opened.

An investor may purchase Class I shares at the net asset value next determined after the shareholder's purchase order is received in proper form. A shareholder may exchange Class
I shares of one Munder Fund for Class I shares of another Munder Fund based on their relative net asset values.
A shareholder may redeem Class I shares at the net asset value next determined after the redemption request is received in proper form. The Munder Funds will reduce the amount the shareholder receives by the amount of any applicable short-term trading fee.

Individual investors and institutional investors may purchase
 Class I shares. Except as provided below, the minimum initial investment for Class I shares is $2 million per Fund for each Class I shares account. Investment minimums do not apply to accounts attributable to an intermediary that (1) maintains aggregate assets on behalf of its clients in a Fund equivalent to $10 million or greater and an average client account size in the Fund equivalent to $200,000 or greater, or (2) has entered into a written eligibility agreement with the Funds that is intended to maintain the institutional nature of the Class I shares. The Munder Funds reserve the right to waive any investment minimum if the Funds determine that doing so would result in a benefit to Fund shareholders.

The Munder Funds may refuse purchase orders from ineligible investors who select Class I shares.